SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         Insignia Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    45767A105
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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 9, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   45767A105
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):   WC
________________________________________________________________________________
5)  Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:          United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:                 *
     Shares Beneficially                8) Shared Voting Power:               *
     Owned by
     Each Reporting                     9) Sole Dispositive Power:            *
     Person With:                      10) Shared Dispositive Power:          *
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,785,714*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):   7.9%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):   IN, IA
________________________________________________________________________________
* Madeleine LLC ("Madeleine") is the record holder of 250,000 shares of the convertible preferred stock (the "Preferred Stock") of Insignia Financial Group, Inc. (the "Company") on behalf of the various private investment funds described below, which are managed, directly or indirectly, by Stephen Feinberg. Pursuant to the certificate of incorporation of the Company, the Preferred Stock is convertible at any time at the option of the holder thereof into shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). As of February 9, 2000, Madeleine has the right to convert the shares of Preferred Stock into a total of 1,785,714 shares of the Common Stock, or 7.9% of the issued and outstanding shares of the Common Stock. Of such shares of the Preferred Stock, (i) 36,500 shares, which are convertible into 260,714 shares of the Common Stock, are held by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), (ii) 100,000 shares, which are convertible into 714,286 shares of the Common Stock, are held by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"), (iii) 76,500 shares, which are convertible into 546,428 shares of the Common Stock, are held by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and (iv) an aggregate of 37,000 shares, which are convertible into 264,286 shares of the Common Stock, are held by certain other private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Madeleine, Cerberus, Institutional, International and the Funds. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Insignia Financial Group, Inc. (the "Company"), whose principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves, directly or indirectly, as the investment manager for each of (i) Madeleine LLC, a limited liability company organized under the laws of Delaware ("Madeleine"), (ii) Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), (iii) Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"), (iv) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and (v) certain other private investment funds (collectively, the "Funds"). Each of Madeleine, Cerberus, Institutional, International and the Funds (collectively, the "Feinberg Entities") is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a stock subscription agreement, dated February 9, 2000 (the "Stock Subscription Agreement"), by and between the Company and Madeleine, Madeleine purchased 250,000 shares of the Company's convertible preferred stock (the "Preferred Stock"), for the benefit of each of Cerberus, Institutional, International and the Funds, for an aggregate purchase price of $25,000,000. The Preferred Stock is convertible at any time at the option of the holder thereof into shares of the Common Stock. All funds used to purchase shares of the Preferred Stock as described herein came directly from the assets of Madeleine, Cerberus, Institutional, International and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to herein is for investment purposes on behalf of Madeleine, Cerberus, Institutional, International and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D. However, although he has no present plans or proposals to do so, Stephen Feinberg, on behalf of one or more of the Feinberg Entities, may, in the future, among other things, based upon such factors as he in his sole discretion deems relevant, (i) acquire additional securities of the Company, (ii) dispose of all or any portion of the shares of the Preferred Stock referred to herein and/or other securities of the Company which may hereafter be held by any of the Feinberg Entities, (iii) seek to effect one or more significant business transactions relating to or involving the Company, and/or
(iv) develop one or more plans or proposals which relate to, or are similar to, one or more of the foregoing. Further, Mr. Feinberg and various others members of management of the Feinberg Entities have been engaged in continuing discussions with members of management of the Company generally with respect to these and other matters and Mr. Feinberg expects such discussions with the Company to continue.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 31, 1999, there were 20,854,923 shares of the Common Stock issued and outstanding as of October 31, 1999. Madeleine is the record holder of 250,000 shares of the Preferred Stock, which may be converted at any time at the option of the holder thereof into shares of the Common Stock. As of February 9, 2000, Madeleine has the right to convert the shares of Preferred Stock into a total of 1,785,714 shares of the Common Stock, or 7.9% of the Common Stock issued and outstanding. Of such shares of the Preferred Stock, (i) 36,5000 shares, which are convertible into 260,714 shares of the Common Stock, are held by Cerberus, (ii) 100,000 shares, which are convertible into 714,286 shares of the Common Stock, are held by Institutional,
(iii) 76,500 shares, which are convertible into 546,428 shares of the Common Stock, are held by International, and (iv) an aggregate of 37,000 shares, which are convertible into 264,286 shares of the Common Stock, are held by the Funds. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Madeleine, Cerberus, Institutional, International and the Funds. Pursuant to Regulation Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 1,785,714 shares of the Common Stock, or 7.9%, of the shares of Common Stock deemed issued and outstanding.

          During the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except pursuant to the Stock Subscription Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Company and Madeleine are parties to a registration rights agreement, dated as of February 9, 2000. No other contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            February 18, 2000


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing  member  of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of  Madeleine  LLC,   Cerberus
                                            Institutional    Partners,     L.P.,
                                            Cerberus International, Ltd. and the
                                            Funds



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).